X KH 3/9

15047996

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silvermark Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 150
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Will Fitzgibbon 615-250-1596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue	Nashville	TN	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/9

OATH OR AFFIRMATION

I, Will Fitzgibbon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silvermark Partners, LLC, as of 12/31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDRAE C. BYNUM
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

exp 11/03/2015

FRASIERDEAN
HOWARDCPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of SilverMark Partners, LLC

We have audited the accompanying financial statements of SilverMark Partners, LLC (a Tennessee corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SilverMark Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SilverMark Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information included in Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of SilverMark Partners, LLC's financial statements. The supplemental information is the responsibility of SilverMark Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

Frasier, Dean & Howard, PLLC • 3310 West End Avenue, Suite 550 • Nashville, Tennessee 37203-1089 • 615.383.6592 • *fax* 615.383.7094 • www.fdhcpa.com

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 19, 2015

SILVERMARK PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets	
Cash and cash equivalents	$ 253,581
Accounts receivable	43,202
Prepaid expenses and other	2,591
Property and equipment, net of accumulated depreciation of $15,031	2,370
Total assets	$ 301,744
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 29,226
Total liabilities	29,226
Members' equity	272,518
Total liabilities and member's equity	$ 301,744

See accompanying notes.

SILVERMARK PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Silvermark Partners, LLC (the "Company") was formed effective March 22, 2004 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. It operates as a Tennessee limited liability company (LLC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances that at times may exceed federally insured limits.

Note Receivable

The Note Receivable is from one of the owners of the Company. The note matures on January 1, 2017 with principal and interest due at that time unless it is called earlier under certain conditions. The Company does not estimate it will be called prior to that maturity.

Accounts receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2014.

Property and equipment

Property and equipment is recorded at cost. Depreciation is provided in amounts necessary to allocate the cost of the assets over their expected useful lives using the straight-line method.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on their personal tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

The Company follows Financial Accounting Standards Board Accounting Standard Codification guidance clarifying the accounting for the recording of uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax position will withstand challenge, if any, from taxing authorities. The tax benefit to be recognized is measured as the largest amount of benefit that is

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (continued)
greater than fifty percent likely of being realized upon ultimate settlement. The Company has no accrued tax penalties or interest in the accompanying financial statements. Tax years that remain open for examination include years ended December 31, 2011 through December 31, 2014.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company evaluated subsequent events through the date when these financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consists of the following:

Furniture and fixtures	$ 8,578
Computers and equipment	8,823
	17,401
Less: Accumulated depreciation	(15,031)
	$ 2,370

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2014.

NOTE 5 – CONSULTING INCOME

Consulting income is comprised of advisory fees in merger and acquisition transactions. Consulting engagements typically require nonrefundable retainers with additional fees receivable upon the completion of a transaction.

NOTE 6 – OPERATING LEASE

Effective January, 2015, the Company entered into a non-cancelable lease agreement for its office. Rent expense for the year was $31,125. The office space lease expires August 2018. Future minimum lease payments required under the lease is as follows:

2015	$ 50,073
2016	56,248
2017	58,147
2018	38.955
	$203,423

NOTE 7 – COMMISSION PAYMENTS TO MEMBERS

The Company paid fees of $746,404 to its members during 2014. Commission payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of Company net income.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $224,355, which was $219,355 in excess of its required net capital of $5,000.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2014

SILVERMARK PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Schedule I

Computation of basic net capital requirement:

Net worth per financial statement	$ 272,518
Total nonallowable assets	48,163
Net capital	$ 224,355
Minimum net capital requirement	$ 1,948
Minimum dollar net capital requirement of reporting broker	$ 5,000
Greater of above amounts	$ 5,000
Excess net capital	$ 219,355
Net capital less 120% of minimum dollar net capital requirement of reporting broker	$ 218,355

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of the Form X-17A-5 as of December 31, 2014.

Schedule II

SILVERMARK PARTNERS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(i), in which the Company carries no client accounts, does not hold any customer funds or securities and effectuates all financial transactions with its customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers." As the Company is exempt from Rule 15c3-3, the Company does not have possession or control requirements under Rule 15c3-3.

FRASIERDEAN
HOWARDCPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of SilverMark Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SilverMark Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silvermark Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (§240.15c3-3(k)(2)(i)) (the "exemption provisions") and (2) SilverMark Partners, LLC stated that SilverMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SilverMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SilverMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 19, 2015

Silvermark Partners LLC

Member: FINRA, SIPC

EXEMPTION REPORT

DECEMBER 31, 2014

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(i).
2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Will Fitzgibbon
Manager